Exhibit 99.1

AXCESS INTERNATIONAL REPORTS FIRST QUARTER 2010 RESULTS

DALLAS, TX — May 13, 2010 — Axcess International Inc., (OTCBB: AXSI) a leader in local area Wireless ID solutions, today reported results for the quarter ending March 31, 2010.

Highlights for the First Quarter ending March 31, 2010

•                  Revenue for the quarter was $145,289

•                  Introduced new integrated Wireless ID-Access Control product at ISC Security Trade Show

•                  Introduced new security industry market channels with global corporate partners

•                  Gross margin was $59,240 or 41%

•                  Net Loss $1,118,732 represents $0.03 per share of common stock

•                  Patented MicroWirelessTM technology continues to demonstrate competitive advantages and opportunities for future innovations

“The introduction of the new DotTM Wireless ID product at the International Security Conference trade show launched a new era for the Company,” said Allan Griebenow, president and CEO of Axcess. Mr. Griebenow further stated, “The product offers an exciting growth platform for wireless-based features tailored to specific industry segments. Supported by our agreement with HID Global, the dominant access control products supplier in the world, and under the Advantage HID ConnectTM Partner program we are also the first Company to field a local area wireless ID integrated with proximity access control.  Now a single badge can provide access to the facility and open up the multitude of security, safety and productivity solutions inside the enterprise.  Growing traditional security market channels with HID and others which provide a global sales coverage has set the stage for the product’s introduction and revenue contribution while reducing the Company’s dependence on large projects.”

Corporate and Industry Developments

Axcess’ systems for business and government use its patented MicroWirelessTM technology to wirelessly enable business ID badges, access control cards and other credentials to provide automatic local area real-time business activity monitoring and control solutions. Manual access control and business ID systems, which are constrained in their value to the front door, are easily upgraded to Axcess’ solutions inside the enterprise. These include high speed access control, internal security monitoring and intrusion detection, emergency evacuation workforce accounting, automatic asset protection and visitor tracking for security and compliance reporting. Systems are also used for contractor time and attendance data collection, safety monitoring and compliance reporting, and workforce time and motion data collection for business process improvement and business intelligence initiatives.

The Company introduced a new DotTM Wireless ID product at the International Security Conference (ISC-West) trade show in Las Vegas in March. Various Axcess DotTM solutions were demonstrated in kiosks located in the HID Global and Tyco-ADT corporate trade show booths highlighting the new product and introducing it to sales personnel, independent security system dealers, system integrators and distributors as well as end users.  The product is being positioned as a natural evolutionary step for access cards and business IDs to provide added value in the enterprise.  It is expected that Axcess’ reference accounts in oil/gas, petrochem, construction, utilities, transportation, DoD, and government will provide support for new sales.

During the quarter, Axcess finalized a contract valued at approximately $100,000 to provide a worker safety monitoring solution on an oil platform, the Company’s second order on that type of facility.  Axcess has numerous proven-in installations in the oil and gas industry.  Follow-on sales for systems already installed occurred in the areas of mining personnel safety, IT asset tracking and loss prevention, and government weapons automated inventory and loss prevention.

The Company believes the recent oil refinery, oil platform, and mining disasters will bring a new awareness to the Company’s workforce safety solutions.  The DotTM Wireless ID with an embedded motion sensor now provides personnel telemetry data which is constantly monitored to sense a workplace injury situation.  Additional features in support of safety and security are being readied to further the Company’s competitive advantage in these areas.

Axcess’ core technology area of MicroWirelessTM communications has now been proven to represent the technological sweet spot where autonomous wireless identification and data transfer are best enabled in very small, low cost battery-powered devices. Regardless of their hardware platform or form factor, DotTM IDs operate in their own wireless frequency and are designed specifically for the unique need, independent from interference and unobtrusive to backbone networks. For these uses, MicroWireless eclipses other wireless technologies such as cell phones, EPC-RFID, Ultra-Wideband (UWB), Zig-Bee, Wi-Fi and Bluetooth which are not suited to the automated monitoring of personnel and assets in the enterprise because of unacceptable cost, size, reliability, infrastructure and power consumption constraints.

The core technology continues to be supported by a strong intellectual property foundation of patents and filings.  The Company believes this portfolio will continue to open opportunities for IP monetization and strategic partnerships in the near term and long into the future.

Bringing to market the complete set of innovative functions of MicroWireless, creates an open architecture for multiple sources of data to be acquired to deliver previously inaccessible information 24/7 in real-time. These innovation and growth efforts continue to be supported by our shareholders and by key financial advisor, Amphion Innovations plc.

Three Months Ended March 31, 2010 Financial Results

Revenue for the three months of 2010 was $145,289 compared to $1,082,682 for the same period in 2009. The decrease in revenue is a result of the Caribbean Port Security Initiative in the first half of 2009 that has not been repeated in 2010.  Add-on sales that are considered by the Company to represent a form of recurring revenue were 55% of total sales (excluding the Caribbean Port Security Initiative) in 2010 and 45% for 2009.

Gross margin was 41% or $59,240 for 2010 compared to 31% or $336,708 for 2009, reflecting an improved sales mix and timing of the increased scope of the system installation for the Caribbean Port Security Initiative.

Research and development expenses were $343,677 for the three months ended March 31, 2010 and $309,359 for the three months ended March 31, 2009.  The majority of the increase relates to the non-cash stock compensation expense from option grant that was completed at the end of the 2009 offset by a reduction in prototype development.

Selling, marketing, general & administrative (S, M, G & A) expenses were $732,620 for the three months ended March 31, 2010, as compared to $719,012 in 2009.  The majority of the increase relates to the non-cash stock compensation expense from option grant that was completed at the end of the 2009 and a slight increase in legal, investor relations and advertising expenses.

Other expense for the three months ended March 31, 201 totaled $96,418, as compared to $63,551 for 2009.  Interest expense was $10,943 lower during the three months ended March 31, 2010, compared to the three months ended March 31, 2009, reflecting lower expense associated with warrants that were issued with the convertible notes.   The gain on vendor settlements was also decreased by $43,810.

Net loss was $1,118,732 for the three months ended March 31, 2010, compared to $759,878 for the three months ended March 31, 2009.  The increase is mainly related to a decrease in gross margin contribution and non-cash stock compensation expense from option grant that was completed at the end of the 2009.

Recurring preferred stock dividend requirements were $0 for three months ended March 31, 2010 and $47,466 for three months ended March 31, 2009.  The decrease is a result of 2003B Series preferred stock being converted to common shares leaving no dividend paying preferred shares outstanding as of December 31, 2009

Net loss applicable to common stock for the three months ended March 31, 2010 was $1,118,732, or $0.03 per share, compared to a loss of $807,344, or $0.03 per share for same period in 2009.  The majority of the increase in loss in the current year period from the prior year is primarily attributable to the increase in non-cash stock compensation expense from option grant that was completed at the end of the 2009 and decreased gross profit contribution from the Caribbean Port Security Initiative.

Conference Call

In conjunction with the earnings release, Axcess invites you to listen to its conference call Friday, May 14, 2010, at 12:00 p.m. (Eastern).  To participate in the call, domestic callers can dial (888) 713-4214 and international callers can dial (617) 213-4866 and enter the reservation code “18058804.”  Participants should dial into the call about 10 minutes prior to the start time.

For those unable to attend the live conference call, a replay will be available by dialing (888) 286-8010 for domestic callers and (617) 801-6888 for international callers and entering the replay code “63704292.”  The replay will be available for one month beginning approximately two hours after the end of the call.  There is no charge for participants to access the live event or replay.

The conference call and replay dial in information is also available at Axcess’ Website at www.axcessinc.com.

About Axcess International Inc.

Axcess International Inc. (OTCBB: AXSI) provides intelligent Wireless Credentials for business encompassing local location identification, sensing and control capabilities using its patented MicroWirelessTM technology platform. The complete system solutions supersede existing manual personnel badges by automating various workforce management tasks that increase productivity, security, safety and business intelligence. MicroWireless — based on active RFID principles — is the economic and technological sweet spot for autonomously-powered low cost, miniature, remote communication devices around the local enterprise. Axcess is a portfolio company of Amphion Innovations plc (AIM: AMP). For more information on Axcess, visit www.axcessinc.com.

Axcess’ on-demand webinars are viewable by linking to them from Axcess’ Home page or clicking on the following links:

•                  Emergency Evacuation Workforce Accounting

•                  MicroWireless Process Automation

Contacts

Public Relations	Axcess Contact
Driver Public Relations	Axcess International
Kenni Driver	Allan Frank, CFO
972.978.6455	972.407.6080
kenni.driver@driverpr.com	afrank@axcessinc.com

This release contains forward-looking statements as defined in Section 21E of the Securities Exchange Act of 1934, including statements about future business operations, financial performance and market conditions.  Such forward-looking statements involve risks and uncertainties inherent in business forecasts.

(tables to follow)

Source: Axcess International, Inc.

AXCESS INTERNATIONAL INC.

CONSOLIDATED BALANCE SHEETS

(Unaudited)

	March 31, 2010	December 31, 2009
ASSETS

Current assets:
Cash and cash equivalents	$129,941	$65,534
Accounts receivable - trade, net of allowance for doubtful accounts of $24,715 for 2010 and 2009, respectively.	20,119	142,213
Inventory, net	84,362	83,387
Prepaid expenses and other	41,300	46,631

Total current assets	275,722	337,765

Property, plant and equipment, net	14,059	16,727
Deferred debt issuance costs	10,938	12,500
Other assets	37,624	40,213

Total assets	$338,343	$407,205

LIABILITIES AND STOCKHOLDERS’ DEFICIT

Current liabilities:
Accounts payable (includes $25,059 and $15,253 with related party in 2010 and 2009, respectively)	$870,818	$831,484
Accrued liabilities	486,144	331,899
Accrued interest	1,306,150	1,246,812
Deferred revenue	8,507	9,342
Notes payable	162,000	162,000
Dividends payable	—	31,514
Total current liabilities	2,833,619	2,613,051

Notes payable to stockholders (includes $2,141,213 and $1,791,213 with a related party in 2010 and 2009, respectively)	4,598,772	4,248,772
Debt discount	(742,085)	(682,478)

Total liabilities	6,690,306	6,179,345

Commitments and contingencies
Stockholders’ deficit:
Convertible preferred stock, 10,000,000 shares authorized in 2010 and 2009. Without liquidation preferences; $0.01 par value, 4,550,201 and 4,550,211 shares issued and outstanding in 2010 and 2009, respectively	45,502	45,502
Common stock, $.01 par value, 70,000,000 shares authorized in 2010 and 2009; 33,742,593 and 33,642,593 shares issued and outstanding in 2010 and 2009, respectively.	337,426	336,426
Additional paid-in capital	167,922,894	167,385,813
Shares of common to be issued	829	—
Accumulated deficit	(174,658,614)	(173,539,881)

Total stockholders’ deficit	(6,351,963)	(5,772,140)

Total liabilities and stockholders’ deficit	$338,343	$407,205

AXCESS INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF OPERATION

(Unaudited)

	Three Months Ended March 31,
	2010	2009

Sales	$145,289	$1,082,682
Cost of sales	86,049	745,974

Gross profit	59,240	336,708
Expenses:
Research and development	343,677	309,359
General and administrative	485,034	324,453
Selling and marketing	247,586	394,559
Depreciation and amortization	5,257	4,664

Operating expenses	1,081,554	1,033,035

Loss from operations	(1,022,314)	(696,327)

Other income (expense):
Interest expense	(96,418)	(107,361)
Gain on vendor settlements	—	43,810

Other income (expense), net	(96,418)	(63,551)

Net loss	(1,118,732)	(759,878)

Preferred stock dividend requirements:	—	(47,466)

Net loss applicable to common stock	$(1,118,732)	$(807,344)

Basic and diluted net loss per share	$(0.03)	$(0.03)

Weighted average shares of common stock outstanding	33,689,260	31,211,006